EXHIBIT 12.1

Alaska Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	2006	2005	2004	2003	2002
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$(92,200)	$124,200	$(27,000)	$11,800	$(87,400)

Less: Capitalized interest	(21,549)	(8,120)	(1,099)	(1,484)	(2,051)
Add:
Interest on indebtedness	71,489	50,167	44,136	45,164	46,261
Amortization of debt expense	1,811	1,006	944	916	815
Amortization of capitalized interest	4,756	4,707	4,811	4,990	4,993
Portion of rent under long-term operating leases representative of an interest factor	73,801	74,691	68,181	66,590	65,896

Earnings Available for Fixed Charges	$38,108	$246,651	$89,973	$127,976	$28,514

Fixed Charges:
Interest	71,489	50,167	44,136	45,164	46,261
Amortization of debt expense	1,811	1,006	944	916	815
Portion of rent under long-term operating leases representative of an interest factor	73,801	74,691	68,181	66,590	65,896

Total Fixed Charges	$147,101	$125,864	$113,261	$112,670	$112,972

Ratio of Earnings to Fixed Charges	0.26	1.96	0.79	1.14	0.25

Coverage deficiency	$108,993	$—	$23,288	—	$84,458